SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2004

AIR FRANCE

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 17 August 2004

PRESS RELEASE

Air France confirms that a number of private equity investors have approached Amadeus’ airline reference shareholders to express an interest in a transaction which may or may not lead to a tender offer on Amadeus.

Discussions are at a very early stage and no agreement has yet been reached.

Air France, reference shareholder of Amadeus, confirms that it considers its stake in Amadeus as strategic and intends to remain, in the contemplated transaction, a significant long-term shareholder of Amadeus.

Air France will make an announcement in due course.

Contact : Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - site web : www.airfrance-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France

Date: August 19, 2004	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations